Exhibit 21

Subsidiaries of the Registrant (as of 02/29/2008)

Name of Subsidiary	State or Jurisdiction of Incorporation
Material Sciences Corporation, Engineered Materials and Solutions Group, Inc.	Illinois

MSC Holland Holding Company	Delaware

MSC Pre Finish Metals (EGV) Inc.	Delaware

MSC Pre Finish Metals (MV) Inc.	Delaware

MSC Pre Finish Metals (MT) Inc.	Delaware

MSC Walbridge Coatings Inc.	Delaware

MSC San Diego Holding Company Inc.	California

MSC Laminates and Composites Inc.	Delaware

MSC Laminates and Composites (EGV) Inc.	Delaware

MSC Richmond Holding Company Inc.	Delaware

MSC Pre Finish Metals (PP) Inc.	Delaware

Material Sciences Service Corporation	Delaware

MSC Europe GmbH (formerly known as MSC/GAC Laminates and Composites GmbH & Co.)	Germany

MSC/TEKNO Laminates and Composites LTDA	Brazil

Material Sciences Japan Corporation	Japan

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